Management Discussion and Analysis
For
Golden Goliath Resources Ltd.

For the Period Ending May 31, 2007

The following management discussion and analysis has been prepared as of July 30, 2007. The selected financial information set out below and certain comments which follow are based on and derived from the management prepared consolidated financial statements of Golden Goliath Resources Ltd. (the “Company” or “Golden Goliath”) for the third quarter ended May 31, 2007 and should be read in conjunction with them.

Forward Looking Information

Certain statements contained in the following Management’s Discussion and Analysis constitute forward looking statements. Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward looking statements. Readers are cautioned not to place undue reliance on these forward looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward looking statements while considering the risks set forth below.

General

Golden Goliath is a Canadian listed public company with its shares traded on the TSX Venture Exchange under the symbol “GNG” as a Tier 2 company.

Golden Goliath is a junior exploration company with no revenues from mineral producing operations. The Company’s properties are all located in the State of Chihuahua, Mexico. Activities include acquiring mineral properties and conducting exploration programs. The mineral exploration business is risky and most exploration projects will not become mines. The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property. For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt. Rather, it depends on the issue of shares from the treasury to investors. Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, positive stock market conditions, a company’s track record and the experience of management.

Overall Performance

During March 2007, the Company commenced its drilling program on the San Timoteo property and initiated construction of drill access roads and drill pads on the Las Bolas and La Reforma properties in preparation for drilling. The Company also completed a private placement raising $6,647,200 by the issuance of 16,618,000 units at a price of $0.40 per unit. The proceeds of the financing will allow the Company to significantly expand the drilling program.

San Timoteo property

Drill site selection along with preliminary access road and drill pad construction at San Timoteo had been completed in February. Many drilling companies had been asked to bid on the job, but most were fully booked. A contractor was finally selected, but the search for additional drills continued. In early March the drill arrived and started on the first of seven holes planned for this property. The drilling progressed slowly due to various reasons, including old equipment which broke down frequently and had less depth capacity than promised. Most of the planned holes called for a depth of 350 to 400 metres. In the first hole progress was slow and got slower as the drill got deeper, and then an old, unknown mine working was cut at a depth of about 250 metres. This caused the bit to shear off and the hole had to be abandoned.

The second hole also called for a depth of 350 metres, but progress was again progressively slower as the drill got deeper. In addition, dense clay alteration slowed the drill and the second shift drill crew that was promised by the drill contractor did not materialize. At a depth of about 250 metres the drilling progress became so slow the Company made the decision to move this drill to new sites, a couple of hundred metres to the north, that would require much shorter holes. Drill access roads and pads were completed very quickly and the drill was moved. The shorter holes were more suitable for the old drill rig, but progress was still slow and hampered by breakdowns. The search for additional drills was intensified. This was aided by the additional financing that the Company was arranging, which allowed much larger and more attractive drill contracts to be offered to the contractors.

During the period of March through May, only four drill holes were attempted and the first two did not reach the targeted depth. Assay results received late in the period for the first two partial holes showed anomalous values only, but did have very encouraging alteration. It was decided that these two holes would be extended to their targeted depth when a new drill contactor was hired. A second drill was added in June 2007. Total drilling is estimated at 15,000 metres.

Other Properties

In May 2007, the Company entered into an option agreement with Comstock Capital Corp. on its Corona and Chamizal properties. Under the terms of the agreement, Comstock Capital has the right to earn a 60-per-cent interest in the Corona property, which lies in the northwest corner of the Uruachic mining camp. In order to exercise the Corona option, Comstock Capital must spend $500,000 in work expenditures on the Corona property over a period of three years or less, of which at least $200,000 much be spent within one year of the date of the agreement, and also issue a total of 300,000 shares to the Company once it goes public over three years. Fifty thousand shares will be issued on listing on a stock exchange, 100,000 shares will be issued on the date which is 12 months after the date of listing and 150,000 shares will be issued on the date which is 24 months after listing. Once Comstock Capital has earned its interest, a joint venture will be formed.

The agreement also grants Comstock Capital the right to earn a 60-per-cent interest in the Company's Chamizal property, which lies in central Chihuahua, approximately 80 kilometres west of the famous Naica lead-zinc-silver mine, and about 80 kilometres southwest of the famous Santa Eulalia Pb-Zn-Ag mine. In order to exercise the El Chamizal option, Comstock Capital shall spend $200,000 in work expenditures on the El Chamizal property over a period of three years or less and also issue a total of 150,000 shares to the Company once it goes public over three years. Twenty-five thousand shares will be issued on listing on a stock exchange, 50,000 shares will be issued on the date which is 12 months after the date of listing and 75,000 shares will be issued on the date which is 24 months after listing. Once Comstock Capital has earned its interest, a joint venture will be formed.

Results of Operation

For the third quarter ended May 31, 2007, the Company incurred a net loss of $250,015 compared to a net loss of $171,367 during the second quarter. The significant difference between the two quarters was an increase of $43,635 in transfer agent and filing fees related to the costs associated with the private placement completed in April and an increase in office and general expenses of $20,243 due to additional costs related to the private placement and increased exploration activity.

As of May 31, 2007, deferred mineral property exploration costs totalled $3,069,738 compared to $2,638,679 at August 31, 2006. For the first three quarters, the Company incurred a total of $431,059 in exploration expenditures including $133,630 on drilling, $35,914 on assaying, $64,039 doing geology and mapping, $42,561 on salaries and $69,307 on road construction and site preparation mainly on its San Timoteo and Las Bolas properties.

Summary of Quarterly Results

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters prepared in accordance with Canadian Generally Accepted Accounting Principles.

Quarter Ending	Revenue	Net Loss	Net Loss per Share
May 31, 2007	20,317	250,015	0.00
February 28, 2007	9,223	171,367	0.00
November 30, 2006	12,338	159,770	0.00
August 31, 2006	10,707	713,251	0.02
May 31, 2006	11,391	111,493	0.00
February 28, 2006	11,404	169,941	0.01
November 30, 2005	7,192	136,689	0.01
August 31, 2005	7,252	617,927	0.02

NOTE:

There were no discontinued operations or extraordinary items on the Company’s financial statements during the above mentioned periods.

The significant increase in net loss in August 2005 represent write downs of mineral property costs and the increase in August 2006 is a result of a stock based compensation charge.

Liquidity and Capital Resources

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $7,671,392 at May 31, 2007 compared to a working capital position of $1,677,930 at August 31, 2006. The Company’s cash and short term investment position at May 31, 2007 was $7,619,926.

In April the Company completed a combined brokered and non-brokered private placement for total gross proceeds of $6,647,200. The financing consisted of units at a price of $0.40 per unit (a “Unit”). Each Unit consisted of one common share and one non-transferable share purchase warrant exercisable for a period of two years at a price of $0.45. Once resale restrictions on the shares having expired and upon Golden Goliath’s shares trading at or above a weighted average trading price of $0.75 for 20 consecutive trading days the Company may give notice that the Warrants will expire 30 days from the date of providing such notice (in writing to Warrant holders and via a news release). Bolder Investment Partners Ltd. acted as agent and received a commission of 7.5%, of which it elected to take 252,476 in Units, 1,482,250 Agent’s warrants were issued exercisable for a period of two years at a price of $0.45 per Agent’s warrant and a $7,500 cash work fee was paid.

Capital Resources

Other than property taxes which are approximately $80,000 per year, the Company does not have any capital resource commitments.

Transactions with Related Parties

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. Amounts due to related parties are unsecured with no specific terms for repayment.

Accounts payable and accrued liabilities include $3,382 (2006 - $3,382) due to companies controlled by a director.

During the nine months ended May 31, 2007, the Company paid $90,000 (2006: $90,000) for geological and management services to a company controlled by a director and paid $38,961 (2006: $26,707) in wages and benefits for geological services to a director.

A private company controlled by one of the directors charged $39,500 for the nine months ended May 31, 2007 (2006: $31,500), in respect of rent and office administration costs on behalf of the Company. The Company has an administrative services agreement with Hastings Management Corp. whereby Hastings provides services to the Company including supervising and administering the financial requirements of the Company’s business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as the Company may require.

Critical Accounting Estimates

The Company records its interest in mineral properties at cost, less option income realized. The cost of mineral properties and related exploration costs are deferred until the properties are brought into production, sold or abandoned. These deferred costs will be amortized on the unit-ofproduction basis over the estimated useful life of the properties following the commencement of production or are written-off if the properties are sold, allowed to lapse or abandoned. Amounts shown for the mineral properties and their related deferred exploration costs represent costs incurred and are not intended to reflect present or future values. Management reviews capitalized costs on its mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results and upon management’s assessment of the future probability of profitable revenues from the property or from sale of the property.

Changes in Accounting Policy

There were no changes in accounting policy during the quarter.

Financial Instruments and Other Instruments

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company’s investment in resource properties has full exposure to commodity risk, both upside and downside. As the gold and silver price moves so too does the underlying value of the Company’s gold and silver projects.

Outstanding Share Data

The authorized share capital consists of an unlimited number of common shares. As of May 31, 2007, an aggregate of 60,501,561 common shares were issued and outstanding.

The Company has the following warrants outstanding as of May 31, 2007:

Number of shares	Price per share	Expiry Date

16,870,476	$0.45	April 20, 2009
1,482,250	$0.45	April 20, 2009

As of May 31, 2007, the Company had 3,625,000 incentive stock options outstanding with a weighted average remaining contractual life of 3.23 years at a weighted average exercise price of $0.34.

Investor Relations

The Company has an agreement with Free Market News Network for US$500 per month to provide market awareness and coverage of the Company. In addition, the Company has appointed San Diego Torrey Hills Capital to provide investor relations and shareholder communications services to the Company. Torrey Hills Capital specializes in the representation of public companies in the resource and technology sectors. It will assist the company in gaining increased exposure to investors through the dissemination of corporate information to a network of on-line venues, brokerage firms, financial institutions and private investors. This initiative reinforces the company's commitment to improve communications and information flow to its shareholders and the investment community.

The services agreement with San Diego Torrey Hills Capital is for a three-month contract, renewable for to six-month periods, at the monthly fee of $7,500 (U.S.), plus 60,000 Company stock options for the first three-month period. The additional six-month periods would be at a monthly fee of $7,500 (U.S.) per month, plus 120,000 Company stock options for each six-month period.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Additional information relating to the Company can be found on SEDAR at www.sedar.com and also on the Company’s website at www.goldengoliath.com.